UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 12)*
Lamar Advertising Company
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
512815-10-1
(CUSIP Number)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	512815-10-1	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS Charles W. Lamar III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,953,775[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,111,610[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,953,775[1]

WITH	8	SHARED DISPOSITIVE POWER

1,111,610[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,065,385[1,2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON*

IN
1 Includes (a) 100,000 shares that Mr. Lamar has exchanged for units in exchange funds over which he retains voting power; (b) 200,000 shares that are subject to outstanding OTC call options; (c) 1,538,861 shares held by CWL3, LLC, CWL3 No. 2DG, LLC, and Lamar Investment Fund, LLC, of which 300,000 shares have been pledged pursuant to forward sales contracts and 400,000 shares are subject to outstanding OTC call options; and (d) 5,710 shares owned by Mr. Lamar’s children, as to which Mr. Lamar disclaims beneficial ownership.
2 Includes (a) 877,272 shares held in trust for Mr. Lamar’s two children who reside with him, of which 70,000 shares have been exchanged for units in an exchange fund over which they retain voting power; Mr. Lamar disclaims beneficial ownership of the shares held by the trusts; (b) 183,588 shares held by a charitable trust of which Mr. Lamar’s spouse is the trustee; Mr. Lamar disclaims beneficial owners hip of the shares held by the charitable trust; and (c) 50,750 shares owned by Mr. Lamar’s spouse; Mr. Lamar disclaims beneficial ownership of the shares held by his spouse.

CUSIP No.	512815-10-1	13G	Page	3	of	6	Pages
Item 1(a). Name of Issuer:
Lamar Advertising Company
Item 1(b). Address of Issuer’s Principal Executive Offices:
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
Item 2(a). Name of Person Filing:
Charles W. Lamar III
Item 2(b). Address of Principal Business Offices or, if None, Residence:
c/o Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, LA 70808
Item 2(c). Citizenship:
United States of America.
Item 2(d). Title of Class of Securities:
Class A Common Stock, $0.001 par value per share.
Item 2(e). CUSIP Number:
512815-10-1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	512815-10-1	13G	Page	4	of	6	Pages
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Not applicable.
Item 4. Ownership (as of December 31, 2007).
               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
See Box 9 on cover pages.
(b)	Percent of class:
See Box 11 on cover pages.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
See Box 5 on cover pages.
(ii)	Shared power to vote or direct the vote:
See Box 6 on cover pages.
(iii)	Sole power to dispose or to direct the disposition of:
See Box 7 on cover pages.
(iv)	Shared power to dispose or to direct the disposition of:
See Box 8 on cover pages.

CUSIP No.	512815-10-1	13G	Page	5	of	6	Pages
Item 5. Ownership of Five Percent or Less of a Class.
               If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	512815-10-1	13G	Page	6	of	6	Pages
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2008

/s/ Charles W. Lamar III
Charles W. Lamar III

               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).